UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

October 24, 2023

FORBION EUROPEAN ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41148	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, Delaware	19807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 732 838-4533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FRBN	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FRBNW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	FRBNU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On October 24, 2023, Forbion European Acquisition Corp. (the “Company” or “FEAC”) held an extraordinary general meeting (the “Special Meeting”) of the shareholders of the Company. Set forth below are the final voting results for each of the five proposals submitted to a vote of the shareholders of the Company at the Special Meeting:

		Votes For	Votes Against	Abstentions
1.	Proposal No. 1 – The Business Combination Proposal - A proposal to, as a special resolution, approve and adopt the Business Combination Agreement (the “Business Combination Agreement”), dated as of May 16, 2023 by and among FEAC, enGene Inc. a corporation incorporated under the laws of Canada (“enGene”), and enGene Holdings Inc., a corporation incorporated under the laws of Canada (“New enGene”), and the transactions contemplated therein, whereby, among other things, FEAC, enGene and New enGene will complete a business combination (the “Business Combination”).	12,859,867	589,064	0
		Votes For	Votes Against	Abstentions
2.	Proposal No. 2 – The Governing Documents Proposal - A proposal to, as an ordinary resolution, approve the following material differences between the articles of New enGene to be in effect following the Business Combination (the “Proposed Articles”) and FEAC’s current Amended and Restated Memorandum and Articles of Association (the “Current Articles”): (i) the name of the new public entity will be “enGene Holdings Inc.” as opposed to “Forbion European Acquisition Corp.”; (ii) New enGene will have an unlimited number of authorized common shares and an unlimited number of authorized blank cheque preferred shares, as opposed to FEAC having 500,000,000 Class A ordinary shares authorized, 50,000,000 Class B ordinary shares authorized and 5,000,000 preference shares authorized; (iii) New enGene’s Proposed Articles would reduce the requisite quorum for a meeting of shareholders from a majority of votes as required under the Current Articles to 33 1/3% of the shares entitled to vote at such meeting; (iv) New enGene’s Proposed Articles would include an advance notice provision that requires a nominating shareholder to provide notice to New enGene in advance of a meeting of shareholders should such nominating shareholder wish to nominate a person for election to the board of directors; (v) New enGene’s corporate existence will be perpetual as opposed to FEAC’s corporate existence terminating if the initial business combination is not consummated by FEAC within a specified period of time; and (vi) New enGene’s constitutional documents will not include the various provisions applicable only to special purpose acquisition corporations that FEAC’s Current Articles contain.	12,299,527	1,149,404	0
		Votes For	Votes Against	Abstentions
3.	Proposal No. 3 – The Nasdaq Proposal - A proposal to, as an ordinary resolution, for purposes of complying with Nasdaq Listing Rule 5635(a), (b) and (d), approve the issuance of more than 20% of the issued and outstanding FEAC Class A ordinary shares and the resulting change in control in connection with the Business Combination.	12,859,867	589,064	0
		Votes For	Votes Against	Abstentions
4.	Proposal No. 4 – The Incentive Equity Plan Proposal - A proposal to, as an ordinary resolution, approve the enGene Holdings Inc. 2023 Incentive Equity Plan.	11,602,725	1,846,206	0

		Votes For	Votes Against	Abstentions
5.	Proposal No. 5 – The Adjournment Proposal - A proposal to, as an ordinary resolution, approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by FEAC shareholders or FEAC determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.	12,859,766	589,063	102

Based upon the submission of proxies and ballots, a majority of the shares of FEAC ordinary shares issued and outstanding and entitled to vote at the close of business on the record date were present at the Special Meeting by proxy or by attendance via the virtual meeting website, which constituted a quorum. Proposal No. 1 was approved by the required vote. Proposal No. 2 was approved by the required vote. Proposal No. 3 was approved by the required vote. Proposal No. 4 was approved by the required vote. Proposal No. 5 was approved by the required vote.

Item 8.01. Other Events.

In connection with the shareholder vote at the Special Meeting, FEAC’s public shareholders had the right to elect to redeem all or a portion of their Class A ordinary shares for a per share price calculated in accordance with FEAC’s organizational documents. FEAC’s public shareholders holding 10,379,144 Class A ordinary shares validly elected to redeem their public shares.

The closing of the Company’s Business Combination is expected to occur on or about October 31, 2023, subject to the satisfaction or waiver of the conditions with respect to the Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 24, 2023

FORBION EUROPEAN ACQUISITION CORP.

By:	/s/ Jasper Bos
Jasper Bos
Chief Executive Officer